UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLARIVATE PLC
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G21810109
(CUSIP Number)

Julia Wallon Selige Co-Investor Pooling S.C.Sp
1 Route d’Esch, L-1470
Luxembourg + 352 28 66 90 97 28
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

With Copy to:

James McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom
+44 20 7519 7000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G21810109	Schedule 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Selige Co-Investor Pooling Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,089,963.0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,089,963.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,089,963.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.3% of ordinary shares*
14	TYPE OF REPORTING PERSON OO

*	Based on 605,956,711 ordinary shares outstanding as of October 26, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

CUSIP No. G21810109	Schedule 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Selige Co-Investor Pooling S.C.Sp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,089,963.0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,089,963.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,089,963.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.3% of ordinary shares*
14	TYPE OF REPORTING PERSON OO

*	Based on 605,956,711 ordinary shares outstanding as of October 26, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

CUSIP No. G21810109	Schedule 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castik Capital S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 38,089,963.0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 38,089,963.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,089,963.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.3% of ordinary shares*
14	TYPE OF REPORTING PERSON OO

*	Based on 605,956,711 ordinary shares outstanding as of October 26, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2020.

CUSIP No. G21810109	Schedule 13D/A	Page 5 of 12 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D relates to the ordinary shares of Clarivate plc (the “Shares”), a public limited company organized under the laws of the Island of Jersey (the “Issuer”), with its principal executive offices located at Friars House, 160 Blackfriars Road, London SE1 8EZ, United Kingdom. The initial statement on Schedule 13D was previously filed jointly by Selige Co-Investor Pooling Limited, Selige Co-Investor Pooling S.C.Sp, Castik Capital S.à r.l on October 13, 2020 (the “Statement”).

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

This Amendment is being filed jointly by the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Selige Co-Investor Pooling Limited, a company organized under the laws of Jersey (“Selige”);

(ii)	Selige Co-Investor Pooling S.C.Sp, a société en commandite spéciale organized under the laws of Luxembourg; and

(iii)	Castik Capital S.à r.l., a société à responsabilité limitée company organized under the laws of Luxembourg (“Castik Capital”).

Selige has its registered office at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. The principal business of Selige is to function as a holding company. Current information concerning the identity and background of the directors and officers of Selige is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Selige Co-Investor Pooling S.C.Sp has its registered office at 1 Route d’Esch, L-1470 Luxembourg. The principal business of Selige Co-Investor Pooling S.C.Sp is to function as a holding company. Selige Co-Investor Pooling S.C.Sp is the sole shareholder of Selige and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Selige. Current information concerning the identity and background of the directors and officers of Selige Co-Investor Pooling S.C.Sp is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Castik Capital has its registered address at 1 Route d’Esch, L-1470 Luxembourg. The principal business of Castik Capital is to function as a manager of private equity funds that identifies and develops investment opportunities across Europe. Funds under the management of Castik Capital are shareholders of Co-Investor Pooling S.C.Sp and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Selige Co-Investor Pooling S.C.Sp. Several of the Limited Partners invested into funds managed by Castik Capital S.à r.l. are co-investors in Selige Co-Investor Pooling S.C.Sp. Current information concerning the identity and background of the directors and officers of Castik Capital is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

CUSIP No. G21810109	Schedule 13D/A	Page 6 of 12 Pages

The Support Agreement as defined and described in Item 4 of this Schedule 13D/A was entered into by and among Castik Capital, the Issuer, the Indirect Sellers (as defined in the Support Agreement) (including Selige), the Sponsors (as defined in the Support Agreement) and the Seller Aggregator (as defined in the Support Agreement). Each of the Indirect Sellers, the Sponsors and the Seller Aggregator entered into the Support Agreement as an inducement to the Buyer Parties’ (as defined in the Support Agreement) willingness to enter into the Purchase Agreement described in Item 4 of this Schedule 13D/A (the terms of which are hereby incorporated by reference). No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Support Agreement.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety with the following:

As disclosed in the Statement, pursuant to the terms of a Purchase Agreement, dated July 29, 2020, by and among the Issuer, Redtop Holdings Limited, as seller, and others (the “Purchase Agreement”), the Issuer agreed to acquire CPA Global, an intellectual property software management and technology-enabled services company, in exchange for newly issued shares of the Issuer (the “Transaction”). Under the Purchase Agreement, the Issuer issued up to 218,306,663 Shares to the Seller, representing roughly 35% pro forma fully diluted ownership of the Issuer, as consideration to purchase 100% of the equity interest in CPA Global. Prior to the completion of the Transaction on October 1, 2020 (“Closing”), funds advised by Castik Capital were major shareholders of CPA Global.

In connection with the Transaction, several other transaction agreements were contemplated in conjunction with the Purchase Agreement (together, with the Purchase Agreement, the “Transaction Agreements”), including (i) the Support Agreement, (ii) the Investor Rights Agreement and (ii) the Registration Rights Agreement (as defined in the Transaction Agreements).

The Reporting Persons acquired the securities described in the Statement for investment purposes and they intend to review their investments in the Issuer on a continuing basis.

Set forth below is a description of each of the above agreements.

Support Agreement

As part of the Transaction, the Issuer, Castik Capital (of which several of the funds under its management, alongside other co-investors, held an estimated 20% ownership interest in CPA Global), several Indirect Sellers and others entered into the Support Agreement. Castik Capital is party to the Support Agreement as a Sponsor to certain Indirect Sellers. Selige is also a party to the Support Agreement as an Indirect Seller (as it is ultimately controlled by Castik Capital). The Support Agreement was terminated in accordance with its terms following Closing.

Investor Rights Agreement

At Closing, the Issuer entered into the Investor Rights Agreement with the Seller and certain shareholders of the Issuer, including the Castik Investor. The Investor Rights Agreement establishes the rights, responsibilities, arrangements and restrictions with respect to the parties’ ownership of the Issuer’s shares, the governance of the Issuer and other related matters.

Due to the terms of the Investor Rights Agreement, Castik Capital is still subject to a lock-up in respect of its ownership of the Shares, prohibiting them from transferring or disposing the Shares until October 1, 2021, subject to certain exceptions. Consequently, Castik Capital’s beneficial ownership interest in the Shares remains unchanged since the date of the Statement. However, Castik Capital may consider disposing its Shares following the lock-up.

In connection with a registered sale of the Shares, the Investor Rights Agreement prohibits the Castik Investor, its permitted transferees under the Investor Rights Agreement and Castik Capital (together with all

CUSIP No. G21810109	Schedule 13D/A	Page 7 of 12 Pages

investment funds or vehicles controlled, managed or advised by Castik Capital) (collectively, the “Castik Group”) from, inter alia, acquiring or agreeing to acquire any of the Issuer’s securities or any assets of the Issuer or its subsidiaries. However, the restrictions under the standstill will cease to apply to the Castik Group on the day its aggregate ownership interest of the Issuer’s shares is less than 5% (which will likely be after October 1, 2021, given the lock-up), but such restrictions do not affect or limit the Castik Group’s ability to hold or vote its Shares or its rights under the Investor Rights Agreement.

Registration Rights Agreement

At Closing and in connection with the entry into the Purchase Agreement, the Issuer and several other investors, among others, entered into the Registration Rights Agreement, pursuant to which the Issuer provided Castik Capital with demand and piggyback registration rights with respect to certain of the Shares which may be disposed of through a registered offering (the “Registrable Securities”). Since its beneficial ownership interest remains unchanged as of the date of the Statement, Castik Capital, acting with certain other shareholders of the Issuer (which include (i) their respective permitted transferees under the Registration Rights Agreement that hold Registrable Securities and (ii) those persons whose names appear under the respective signature pages of such Investors thereto in the Registration Rights Agreement), will still be entitled to cause the Issuer to register its ordinary shares for registered resales under the Securities Act of 1993 (the “Securities Act”) upon the expiration of the lock-up period described above.

Under the terms of the Registration Rights Agreement, the Issuer must prepare and cause to be declared effective by October 1, 2021 a prospectus supplement and/or post-effective amendment to its existing shelf registration statement (or prepare and file an altogether new registration statement to effect the sale or distribution of Registrable Securities) of all Registrable Securities on a delayed or continuous basis.

The foregoing description of the Purchase Agreement, the Investor Rights Agreement, the Registration Rights Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Investor Rights Agreement and the Registration Rights Agreement filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b)

Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Transaction Agreements described in this Schedule 13D/A.

As defined in the Transaction Agreements, the Kevlar Investors, the Onex Investors, the Baring Investors and the Churchill Founders (which include (i) their respective permitted transferees under the Registration Rights Agreement that hold Registrable Securities and (ii) those persons whose names appear under the respective signature pages of such Investors thereto in the Registration Rights Agreement) (as described in Item 4) may be deemed to constitute a 'person' or 'group' within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of the securities reported herein, and neither the filing of this Schedule 13D/A nor any of its content shall be construed as an admission of such beneficial ownership. Membership in any group is also hereby expressly disclaimed.

The Reporting Persons may be deemed to be the beneficial owner of 38,089,963 Shares of the Issuer, representing approximately 6.3% of the issued and outstanding Shares of the Issuer.

The Reporting Persons may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 38,089,963 Shares of the Issuer, representing approximately 6.3% of the issued and outstanding Shares of the Issuer.

CUSIP No. G21810109	Schedule 13D/A	Page 8 of 12 Pages

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any shares in the Issuer.

(c)

Except for the agreements described in this Schedule 13D/A, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

Neither the Reporting Persons and, to the best knowledge of the Reporting Persons, no person other than the applicable investors of the Issuer described in this Schedule 13D/A, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit 99.1
Purchase Agreement, dated July 29, 2020, between and among Redtop Holdings Limited, Camelot U.K. Bidco Limited, Clarivate IP (US) Holdings Corporation and Clarivate plc (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2020)*

Exhibit 99.2
Form of Investor Rights Agreement between and among Clarivate plc, Capri Acquisitions Topco Limited, Redtop Holdings Limited and the other persons whose names appear on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2020)*

Exhibit 99.3
Form of Registration Rights Agreement between and among Clarivate plc and the other persons whose names appear on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 29, 2020)*

Exhibit 99.4	Joint Filing Agreement, dated October 13, 2020, by and among the Reporting Persons*

* Filed with the Statement on October 13, 2020

CUSIP No. G21810109	Schedule 13D/A	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Date: February 16, 2021	SELIGE CO-INVESTOR POOLING LIMITED

	By:	/s/ Michal Pawlica
	Name:	Michal Pawlica
	Title:	Director

Date: February 16, 2021	SELIGE CO-INVESTOR POOLING S.C.SP

	By:	/s/ Morgan Pacalin
	Name:	Morgan Pacalin
	Title:	Manager

SELIGE CO-INVESTOR POOLING S.C.SP

	By:	/s/ Dan Arendt
	Name:	Dan Arendt
	Title:	Manager

Date: February 16, 2021	CASTIK CAPITAL S.À R.L.

	By:	/s/ Julia Wallon
	Name:	Julia Wallon
	Title:	Manager

CASTIK CAPITAL S.À R.L.

	By:	/s/ Dan Arendt
	Name:	Dan Arendt
	Title:	Manager

CUSIP No. G21810109	Schedule 13D/A	Page 10 of 12 Pages

ANNEX A

Selige Co-Investor Pooling Limited

Selige is a a company incorporated in Jersey with its registered office at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

During the past five years, Selige has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Selige from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Selige and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Selige	Citizenship	Principal Occupation / Business Address(es)
Paul Anderson Director	UK
Head of Management Incentives of Mourant Governance Services, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Michal Pawlica Director	Poland
Director, Client Services of Mourant Governance Services, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Michael Phillips Director	Canada
Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

To the best of Selige’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CUSIP No. G21810109	Schedule 13D/A	Page 11 of 12 Pages

Selige Co-Investor Pooling S.C.Sp

Selige Co-Investor Pooling S.C.Sp is a société en commandite spéciale, whose registered office is located at 1 Route d’Esch, L-1470 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (R.C.S. Luxembourg) under number B 23224.

During the past five years, Selige Co-Investor Pooling S.C.Sp has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Selige Co-Investor Pooling S.C.Sp from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Selige Co-Investor Pooling S.C.Sp and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Selige Co-Investor Pooling S.C.Sp	Citizenship	Principal Occupation / Business Address(es)
Michael Phillips Manager	Canada
Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Dan Arendt Manager	Luxembourg
Advisory Partner of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Morgan Pacalin Manager	France	Financial Controller of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

To the best of Selige Co-Investor Pooling S.C.Sp’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

CUSIP No. G21810109	Schedule 13D/A	Page 12 of 12 Pages

Castik Capital S.à r.l.

Castik Capital is a Luxembourg company (a société à responsabilité limitée), with its registered address at 1 Route d’Esch, L-1470 Luxembourg.

During the past five years, Castik Capital has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Castik Capital from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Castik Capital and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with Castik Capital	Citizenship	Principal Occupation / Business Address(es)
Michael Phillips Manager and Investment Partner	Canada
Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Director of Selige Co-Investor Pooling Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Dan Arendt Manager and Advisory Partner	Luxembourg
Advisory Partner of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

Manager of Selige Co-Investor Pooling S.C.Sp, 1 Route d’Esch, L-1470 Luxembourg

Julia Wallon Manager and Finance Director	Germany	Finance Director of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg Manager of Castik Capital S.à r.l., 1 Route d’Esch, L-1470 Luxembourg

To the best of Castik Capital’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.